XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Xtra Gold Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Xtra Gold Resources Corp. (the "Company") as of December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/LJ Soldinger Associates, LLC

We have served as the Company's auditor since 2025.

Deer Park, IL
PCAOB ID: 318
May 15, 2025

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT	December 31, 2024	December 31, 2023

ASSETS
Current
Cash and cash equivalents	$8,176,313	$7,154,462
Investment in trading securities	3,221,598	2,212,401
Prepaids (Note 3)	186,994	102,185
Inventory	1,160,986	817,597
Total current assets	12,745,891	10,286,645

Restricted cash (Note 2, 7)	296,322	296,322
Equipment, net (Note 4)	447,416	543,197
Mineral properties (Note 5)	734,422	734,422

TOTAL ASSETS	$14,224,051	$11,860,586

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities (Note 6)	$1,805,618	$1,281,060
Due to related parties (Note 9)	90,602	152,415
Asset retirement obligation (Note 7)	94,885	85,628
Total current liabilities	1,991,105	1,519,103

Total liabilities	1,991,105	1,519,103

Commitment and contingencies (Note 12)

Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
45,994,517 common shares (December 31, 2023 - 46,201,217 common shares)	45,995	46,201
Additional paid in capital	31,667,831	31,704,814
Shares in treasury	(17,239)	(20,744)
Accumulated deficit	(19,835,914)	(21,511,326)
Total Xtra-Gold Resources Corp. stockholders' equity	11,860,673	10,218,945
Non-controlling interest	372,273	122,538
Total equity	12,232,946	10,341,483

TOTAL LIABILITIES AND EQUITY	$14,224,051	$11,860,586

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

OPERATING EXPENSES
Depreciation	$136,638	$165,898	$188,356
Exploration	876,828	815,980	981,554
General and administrative	653,238	442,552	535,147

EXPENSES BEFORE OTHER INCOME (EXPENSES)	(1,666,704)	(1,424,430)	(1,705,057)

OTHER INCOME (EXPENSES)
Recovery of gold, net (Note 9)	4,166,130	3,527,354	3,704,167
Foreign exchange loss	(352,509)	(203,212)	(938,422)
Net gain (loss) on trading securities	159,967	(58,197)	360,754
Interest earned and dividends	418,263	371,525	143,407
Impairment loss on trading securities	-	(1,336,501)

OTHER INCOME, NET	4,391,851	2,300,969	3,269,906

Income before tax	2,725,147	876,539	1,564,849
Income tax expense	(800,000)	(861,815)	(800,000)
Net income	1,925,147	14,724	764,849
Net income attributable to non-controlling interest	(249,735)	(180,652)	(133,082)

Net income (loss) attributable to Xtra-Gold Resources Corp.	$1,675,412	$(165,928)	$631,767

Basic income attributable to common shareholders per common share	$0.04	$(0.00)	$0.01
Diluted income attributable to common shareholders per common share	$0.03	$(0.00)	$0.01

Basic weighted average number of common shares outstanding	46,065,555	46,361,078	46,542,900
Diluted weighted average number of common shares outstanding	48,989,055	46,361,078	48,822,024

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF EQUITY

(Expressed in U.S. Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2021	46,687,517	$46,688	$31,770,515	$(13,294)	$(21,977,165)	$(191,196)	$9,635,548
Stock-based compensation	-	-	237,078	-	-	-	237,078
Repurchase of shares	(240,600)	(241)	(169,302)	13,294	-	-	(156,249)
Shares in treasury	-	-	-	(6,892)	-	-	(6,892)
Net income	-	-	-	-	631,767	133,082	764,849
Balance, December 31, 2022	46,446,917	46,447	31,838,291	(6,892)	(21,345,398)	(58,114)	10,474,334
Stock-based compensation	-	-	23,750	-	-	-	23,750
Repurchase of shares	(245,700)	(246)	(150,335)	(20,744)	-	-	(171,325)
Shares in treasury	-	-	(6,892)	6,892	-	-	-
Net loss	-	-	-	-	(165,928)	180,652	14,724
Balance, December 31, 2023	46,201,217	46,201	31,704,814	(20,744)	(21,511,326)	122,538	10,341,483
Stock-based compensation	-	-	139,138	-	-	-	139,138
Repurchase of shares	(206,700)	(206)	(176,121)	20,744	-	-	(155,583)
Shares in treasury	-	-	-	(17,239)	-	-	(17,239)
Net income	-	-	-	-	1,675,412	249,735	1,925,147
Balance, December 31, 2024	45,994,517	$45,995	$31,667,831	$(17,239)	$(19,835,914)	$372,273	$12,232,946

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,925,147	$14,724	$764,849
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	136,638	165,898	188,356
Stock-based compensation	139,138	23,750	237,078
Unrealized foreign exchange loss (gain)	194,100	121,720	192,352
Net gain (loss) on sales of trading securities	(159,967)	58,197	(360,754)
Impairment loss on trading securities	-	1,336,501	-
Changes in operating assets and liabilities:
(Increase) decrease in prepaids	(84,809)	2,606	(1,587)
Decrease (increase) in inventory	(343,389)	(21,658)	179,331
Change in asset retirement obligation	9,257	(13,886)	6,171
Increase in accounts payable and accrued liabilities	524,558	155,868	186,590
Increase (decrease) in due to related parties	(61,813)	(29,558)	91,435

Net cash provided by operating activities	2,278,860	1,814,162	1,483,821

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of trading securities	(3,320,981)	(2,036,995)	(2,149,341)
Proceeds on sale of trading securities	2,277,652	1,805,342	2,193,935
Acquisition of equipment	(40,857)	(37,722)	(259,602)
Net cash used in investing activities	(1,084,186)	(269,375)	(215,008)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	-	-	-
Repurchase of capital stock	(172,823)	(171,325)	(163,141)
Net cash used in financing activities	(172,823)	(171,325)	(163,141)

Change in cash and cash equivalents and restricted cash during the year	1,021,851	1,373,462	1,105,672

Cash and cash equivalents and restricted cash, beginning of the year	7,450,784	6,077,322	4,971,650

Cash and cash equivalents and restricted cash, end of the year	$8,472,635	$7,450,784	$6,077,322

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$7,154,462	$5,781,000	$4,675,328
Restricted cash at beginning of year	296,322	296,322	296,322
Cash and cash equivalents and restricted cash at beginning of year	$7,450,784	$6,077,322	$4,971,650

Cash and cash equivalents at end of year	$8,176,313	$7,154,462	$5,781,000
Restricted cash at end of year	296,322	296,322	296,322
Cash and cash equivalents and restricted cash at end of year	$8,472,635	$7,450,784	$6,077,322

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. The Company has also engaged in recovery of gold through alluvial operations on its claims.  On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP").

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration and its 90% owned subsidiary, XG Mining. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation allowance applied to level 3 investments, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2024 and 2023, cash and cash equivalents consisted of cash and redeemable money market funds held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Prepaids

Prepaid amounts are recognized in an earlier period than they are expensed.  These amounts are expensed in the period to which they relate.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold recovered from alluvial operations.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.  Recovery of gold, net of expenses, is not related to exploration and is not the core business of the Company, so proceeds from gold recovery are recognized as other income.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining.  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being depreciated over its estimated useful lives, which recognizes operating conditions in Ghana, using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.  The mineral properties do not fall under the guidance of ASC 842, "Lease Accounting".

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. Fair value is determined based on market values, discounted cash flows or internal and external appraisals, as applicable.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

No impairment charge was deemed necessary for mineral properties in 2024 or 2023.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company accounts for freestanding warrants within stockholder's equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, "Derivatives and Hedging". If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders' equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

Income (Loss) per share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 260 - 10 "Earnings per Share", which establishes the requirements for presenting EPS. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. There was potential dilution in 2024 and no potentially dilutive shares of common stock outstanding for the year ended December 31, 2023.

Earnings per share calculations are as follows:

	2024	2023	2022
Net income (loss) attributable to Xtra-Gold Resources Corp.	$1,675,412	$(165,928)	$631,767

Basic weighted average number of common shares outstanding	46,065,555	46,361,078	46,542,900
Diluted weighted average number of common shares outstanding	48,989,055	46,361,078	48,822,024

Basic income attributable to common shareholders per common share	$0.04	$(0.00)	$0.01
Diluted income attributable to common shareholders per common share	$0.03	$(0.00)	$0.01

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The carrying amounts of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, and marketable debt securities. Our financial assets measured at fair value on a non-recurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified. Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

The Company follows ASC 820, "Fair Value Measurements and Disclosures", which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date of measurement. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Changes in Level 3 measurements

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2024 attributable to the following:

Private Investments- Non-Marketable Equity	2024	2023
Acquisition	153,708	323,535
Change in unrealized Fair Value	(153,708)	(815,304)

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our investment in debt instruments, at their fair value, by significant investment categories as of December 31, 2024 and 2023:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024
Level 1 - Cash equivalents	December 31, 2024	December 31, 2023

Money market funds	$6,750,465	$6,738,412
	$6,750,465	$6,738,412

Cash, cash equivalents, and investments

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$8,176,313	$8,176,313	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	3,221,598	3,221,598	-	-
Total	$11,694,233	$11,694,233	$-	$-

	December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$7,154,462	$7,154,462	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	2,212,401	2,212,401	-	-
Total	$9,663,185	$9,663,185	$-	$-

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Investment in Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The Company elected to measure non-marketable equity securities at its cost minus impairment (referred to as the measurement alternative). At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether non-marketable equity securities are impaired. If a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value, the carrying value of non-marketable equity securities will be written down to its fair value, and the impairment loss will be included in the consolidated statements of operations. The non-marketable equity securities are classified within Level 3 in the fair value hierarchy.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

The Company valued all Level 2 and Level 3 investments at $Nil as of December 31, 2024 and 2023.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  The Company held $6,750,465 and $6,738,412 as of December 31, 2024 and 2023, respectively, in low-risk cash and money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company has contracted to sell all its recovered gold through a licensed exporter in Ghana. The Company sells its raw gold to one smelter.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

3. PREPAIDS

Prepaids consist of the following amounts:

	December 31, 2024	December 31, 2023
Prepaid insurance	$24,657	$17,581
Prepaid permit fees	71,286	12,515
Legal advances	73,455	55,690
Other	17,596	16,399
	$186,994	$102,185

4. EQUIPMENT

	December 31, 2024
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,282,277	$1,987,020	$295,257
Vehicles	841,485	689,326	152,159
	$3,123,762	$2,676,346	$447,416

The company expensed $136,638 for depreciation in 2024.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024
	December 31, 2023
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,282,277	$1,909,186	$373,091
Vehicles	800,628	630,522	170,106
	$3,082,905	$2,539,708	$543,197

The company expensed $165,898 for depreciation in 2023 and $188,356 for depreciation in 2022.

5. MINERAL PROPERTIES

The Kibi, Kwabeng and Pameng Projects were purchased as a group in 2004, and the purchase price was not allocated between the properties and camp facilities.  As historical option payments received for the right to purchase projects from the Company in previous years have expired unexercised there are no third-party claims against the Projects.  The Mineral Properties have a value of $734,422 as at December 31, 2024 and 2023.  There was no impairment in the carrying value of the properties in the years ended December 31, 2024 and 2023.

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  The original Kwabeng and Pameng mining leases had an expired date of July 26, 2019, while the Apapam (the "Kibi") lease had an expiry date of December 17, 2015.  Under the mineral laws, the Company has the right to apply for extensions of mining leases for up to a maximum of 30 years.  The Company has applied for extensions on all three of its leases noted above for a further 15 years.  The Kwabeng and Pameng extensions were filed on December 13, 2018, and the Kibi lease extension on June 17, 2015.  To date, the Company has not received the extension documents from the government. Under mineral law, the old leases remain fully in force until the government issues the new lease documents. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

All gold production will be subject to a 5% production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective leased areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company:

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases (note: all leases were in production well before the 2 year deadline); and

iv) pay a production royalty of 5% of gold sales to the Government of Ghana.

No project acquisition costs were recorded for the acquisition of Banso and Muoso Projects. In June 2023 the Company applied for an extension of the Muoso Project. The Banso lease expires on January 5, 2025 and the Company expects to apply for an extension of the Banso lease at that time.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(ii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables and accrued liabilities are comprised as follows:

	December 31, 2024	December 31, 2023
Trade payables	$12,507	$2,137
Accrued royalties and taxes	1,753,580	1,230,012
Accrued other liabilities	39,531	48,911
	$1,805,618	$1,281,060

The following table shows the aging of the Company's trade payables:

	December 31, 2024	December 31, 2023
Current	$12,507	$2,137
>60 days	-	-
	$12,507	$2,137

7. ASSET RETIREMENT OBLIGATION

	December 31, 2024	December 31, 2023

Balance, beginning of year	$85,628	$99,514
Change in obligation	9,257	(13,886)
Balance, end of year	$94,885	$85,628

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.  Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $94,885 and $85,628 at December 31, 2024 and 2023, respectively.  During 2024 and 2023, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of $296,322 which has been recorded in restricted cash (Note 2).

8. CAPITAL STOCK

Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

Issuances of shares

The Company did not issue shares during the years ended December 31, 2024 and 2023.

Repurchase and cancellation of shares

During the year ended December 31, 2024, 178,200 common shares were re-purchased for $155,584 and cancelled.  A further 28,500 common shares were cancelled in 2024, which were re-purchased in 2023 for $20,744 and were held in treasury in 2023.

In December 2024, 11,300 common shares were re-purchased for $17,239 and held in treasury.  These 11,300 shares were cancelled in January 2025 (Note 13).

During the year ended December 31, 2023, 234,200 common shares were re-purchased for $150,582 and were cancelled. A further 11,500 common shares that were re-purchased in 2022 for $6,892 were cancelled in 2023.  A total of 28,500 common shares were re-purchased in 2023 for $20,744 and held in treasury.  These 28,500 shares were cancelled in January 2024.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 20 years.

The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on May 5, 2023 which was approved by the Company's shareholders at the annual and special meeting held on June 29, 2023.

At December 31, 2024, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

382,000	CDN$0.15	December 31, 2032
54,000	CDN$0.60	June 1, 2040
250,000	CDN$0.20	October 8, 2035
360,000	CDN$1.23	October 23, 2040
400,000	CDN$0.40	May 5, 2036
690,000	CDN$0.30	July 1, 2037
450,000	CDN$0.81	December 14, 2042
62,500	CDN$0.92	April 27, 2043
275,000	CDN$1.30	May 13, 2044

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2024		December 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,648,500	CAD $0.39	2,586,000	CAD $0.37
Granted	275,000	CAD 1.30	62,500	CAD 0.92
Exercised	-	-	-	-
Cancelled/Expired	-	-	-	-
Outstanding, end of year	2,923,500	CAD $0.41	2,648,500	CAD $0.39

Exercisable, end of year	2,923,500	CAD $0.41	2,648,500	CAD $0.39

The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2024 and 2023 respectively, is 8.9 years and 10.7 years.

The following assumptions were used for the Black-Scholes valuation of stock options granted or amended during the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022

Risk-free interest rate	4.52%	3.00%	1.75%
Expected life	5.0 years	5.0 years	5.0 years
Annualized volatility	57%	64%	68%
Dividend rate	-	-	-

On May 13, 2024 the Company granted 275,000 options to insiders and others at $0.95 (CAD$1.30) and recognized an expense of $139,138 as the options vested immediately.

On April 27, 2023 the Company granted 62,500 options to insiders at $0.68 (CAD$0.92) and recognized an expense of $23,750 as the options vested immediately.

On December 14, 2022 the Company granted 350,000 options to insiders at $0.60 (CAD$0.81) and recognized an expense of $120,563.  A further 100,000 options were granted to non-insiders at $0.60 (CAD$0.81) and an expense of $34,447 was recognized.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity.  Options granted to consultants were market-to-market until expiry and the Company recognized an expense in 2022 of $4,976.

The fair value of stock options granted and vested during the years ended December 31, 2024, 2023 and 2022 respectively, was $139,138, $23,750, and $237,078 which has been included in general and administrative expense.

Warrants

At December 31, 2024 and 2023, there were no warrants outstanding.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

9. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2024, 2023 and 2022, the Company entered into the following transactions with related parties:

	December 31, 2024	December 31, 2023	December 31, 2022

Consulting fees paid or accrued to officers or their companies	$1,082,804	$1,035,063	$909,314
Directors' fees	2,191	2,223	2,308

Stock option grants to officers and directors	$88,543	$23,750	$120,563
Stock option grant price range	$0.95	$0.68	$0.60

Of the total consulting fees noted above, $797,186, $720,442, and $691,435 for the years ended December 31, 2024, 2023, and 2022 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $398,593, $360,221 and $345,717, of this amount for the years ended December 31, 2024, 2023, and 2022, respectively.  As at December 31, 2024 and 2023 respectively, a balance of $90,602 and a prepaid balance of $152,415 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2024, the Company granted 175,000 options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.  During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.  During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81).  A total of $120,563 was included in consulting fees related to these options.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2024	December 31, 2023	December 31, 2022

Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$276,432	$650,540	$581,263

During the years ended December 31, 2024, 2023 and 2022 respectively, the Company paid $276,432, $650,540, and  $581,263, related to income tax in the current and prior periods. The company initially accrued $800,000 annually for income tax expense in the each years ended December 31, 2024, 2023, and 2022, for expected income tax payments related to activities in Ghana, and adjusted the accruals as payments were made.  Except for stock option grants, explained above, there were no other significant non-cash transactions during the years ended December 31, 2024, 2023, or 2022.

11. DEFERRED INCOME TAXES

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands("BVI").  The Company has no presence/nexus within the United States of America, nor any of its States and therefore is not required to file Income/Franchise, etc. tax returns in the United States of America, nor any of its States.  The Company is not subject to any corporate income tax in the BVI.  In Ghana, the Company is subject to a 35% income tax rate.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024
	2024	2023	2022
Pre tax income	$2,725,145	$876,539	$1,564,849

Tax at the BVI rate 0%	-	-	-
Tax in Ghana at 35%	1,176,432	933,918	745,787
Other	-	12,082	(6,043)
Permanent Adjustment	(376,432)	(84,185)	60,256
Income tax	$800,000	$861,815	$800,000

In evaluating the ability to recover the deferred tax assets within the jurisdiction from which they arise, the Company considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, the Company began with historical results adjusted for changes in accounting policies and incorporates assumptions including the amount of future pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimate the Company are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income.

A reconciliation of the Ghana income tax to our effective income tax is as follows:

	2024	2023	2022
Tax in Ghana at 35%	$1,176,432	$933,918	$745,787
Accrual for tax - current year	800,000	800,000	800,000
	376,432	133,918	(54,213)
Adjustments and unaccrued tax payments related to previous years	376,432	(61,815)	-
Differences, current year	-	72,103	(54,213)
Cumulative differences, prior year	-	(47,452)	6,671
Cumulative differences, current year	-	24,651	(47,452)
Valuation allowance	-	(24,651)	47,452
Total deferred income tax asset (liability)	$-	$-	$-

The Company recognizes valuation allowances to reduce deferred tax assets and liabilities to the amount that is more likely than not to be realized. The Company's net deferred income tax asset is not more likely than not to be realized due to the lack of sufficient sources of future taxable income and cumulative losses that have resulted over the years.

12. COMMITMENTS AND CONTINGENCIES

a) Bond deposit

The Company has been required by the Ghanaian government to post an environmental bond of US$296,322 which has been recorded in restricted cash (see Note 7).

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such legal proceedings other than disclosed below that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company is currently party to one pending lawsuit.  The lawsuit claims that workers were terminated unlawfully.  The Company will defend itself on this lawsuit if required, and believes the case is completely without merit and frivolous.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, the Minerals Commission issued five improper invoices to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letters.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on May 11, 2023.  The letter alleges an additional tax liability (the "Assessment"), from 2012 to 2022.  Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $356,281, which the Company paid.  The balance of the Assessment was objected to by our company in letter dated June 13, 2023, (the "Objection Letter").  To date, GRA has not responded to our Objection Letter, and our company believes it has settled all amounts owing in the Assessment.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the revenues and costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

f) Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2024

g) The minerals properties lease status is as follows:

              -Apapam Lease expired on December 17th 2015, and extension was submitted on June 17th 2015;

              -Kwabeng and Pameng Leases expired on July 26th 2019, and extensions were submitted on June 13th 2018;

              -Muoso Lease expired on January 5th 2024, and extension was submitted on June 12th 2023; and

              -Banso Lease does not expire until Jan. 5th 2025.

On all the above extensions the company requested a further 15 year extension to each lease, and the old leases are fully in      force until the new leases are granted by the government.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2023.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

13. SUBSEQUENT EVENTS

From the period subsequent to December 31, 2024 and to the date of filing of these financial statements, the following occurred:

-      11,300 shares were cancelled, which were purchased and held in treasury at December 31, 2024 (Note 8).

-      107,300 shares were purchased in 2025, of which 37,000 were cancelled and 70,300 remain in treasury, to be cancelled in May 2025.

-      the Company announced that it would proceed with a share repurchase plan in 2025.  Under the terms of the plan, which commences on March 17, 2025, the Company will be able to repurchase up to 4,000,000 shares.